

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

John Fowler
Chief Executive Officer
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, CA 94080

>   **Re: Kezar Life Sciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 24, 2018**
>   **File No. 333-225194**

Dear Mr. Fowler:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Determination of Offering Price, page 134

1.   We note your response to comment 10 of our April 13, 2018 letter as well as your disclosure on page F-13 outlining the conditions required for the automatic conversion of your redeemable convertible preferred stock. In connection with your pro forma presentation in this filing, please confirm to us that you currently expect the offering to meet the conditions for automatic conversion, including the minimum offering price requirement. If you subsequently conclude that the conditions may not be satisfied, please revise the filing accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at 202-551-3105 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Laura Berezin